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Proof Bar + Incubator

Food and Beverage resources

422 E MLK Blvd
Chattanooga, TN 37403
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THE PITCH
Proof Bar + Incubator is seeking investment to execute the build-out of Proof's E-learning courses and
growing demand for COVID recovery support and services within the food and beverage industry.
Generating RevenueExpanding LocationOperating Pop-ups
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORA
RELIEF. REVIEW SPECIFICS
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $50,000 invested.
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BUSINESS MODEL

Proof partners with economic development leaders across the country for funding to provide courses a
Beverage businesses. Additionally, Proof offers a suite of services from training programs to SOP's for i

Recovery Programs provide both revenue & critical market penetration
Funneling course participants into our subscription coaching model for owners & operators
On-Demand Certifications and Training programs
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exclusive 1:1 time to get under the hood and work on the business
Providing valuable tools, templates, and SOP's that save time and add value for operators
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THE TEAM
Mike Robinson
Founder

From franchises to serial entrepreneurship, Michael Robinson has spent nearly 2 decades immersed
After growing and selling several successful food ventures of his own, Robinson shifted his focus to
operations for Chattanooga Whiskey as the company's COO.

More recently Robinson has been focused investing in early stage CPG companies and more importa
curriculum for early stage consumer goods and food & beverage companies. Robinson has a deep pa
and entrepreneurs through the challenges of scaling new ventures

Mia Littlejohn
Founder

Mia studied Culinary Arts at Kendall College with a focus on community food education, food history

For four years Mia was a Senior Contributor and Marketing Director for The Feed Podcast Network. T
premiere independent food podcast network celebrating culinary traditions with more than 40,000 li

Mia was also the Managing Editor of DiningOut Magazine, worked as a nutrition educator for the Har
Cocktail Consultant for Skinnygirl Cocktails, LLC.

Kaleena Goldsworthy
Program Director

Kaleena Goldsworthy is a beverage consultant and small business owner with over 7 years of high le
mentorship, and product development experience.

Throughout her career in food and beverage, she has been accepted to some of the industry's most
educational and apprenticeship programs all over the world.

Stan Stout
Restaurant Coach and self-proclaimed Proof elder

Stan Stout has more than 25-Years of C-Level, leadership and consulting experience specializing in
companies.

His primary focus is leading brand growth, brand turnarounds and risk assessment/mitigation. A sam

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Sales (Conferences & Seminars) $7,000

Additional Course Content Production $10,000

Proof Learning System Platform $30,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,128,559	$4,067,127	$6,100,691	$8,235,933	$9,471,323
Cost of Goods Sold	$783,000	$1,017,900	$1,526,850	$2,061,247	$2,370,434
Gross Profit	$2,345,559	$3,049,227	$4,573,841	$6,174,686	$7,100,889

EXPENSES

Rent	$7,500	$7,687	$7,879	$8,075	$8,276
Utilities	$18,000	$18,450	$18,911	$19,383	$19,867
Insurance	$9,000	$9,225	$9,455	$9,691	$9,933
Marketing	$268,000	$348,400	$522,600	$705,510	$811,336
IT & Maintenance	$55,000	$71,500	$107,250	$144,787	$166,505
Legal & Professional Fees	$18,200	$23,660	$35,490	$47,911	$55,097
Salaries	$419,000	$544,700	$817,050	$1,103,017	$1,268,469
Conferences and Seminars	$33,600	$43,680	$65,520	$88,452	$101,719
Contingency	$50,000	$65,000	$97,500	$131,625	$151,368
Operating Profit	$1,467,259	$1,916,925	$2,892,186	$3,916,235	$4,508,319

This information is provided by Proof Bar + Incubator. Mainvest never predicts or projects performan
this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

Target Raise $50,000

Maximum Raise $150,000

Amount Invested $0

Investors

Investment Round Ends May 25, 2021

Summary of Terms

Legal Business Name Proof

Investment Structure Revenue Sharing Note

Early Investor Bonus

Limited Services

Proof Bar + Incubator operates with a very limited scope, offering only particular services to potenti
changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack
to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive wi
Bar + Incubator competes with many other businesses, both large and small, on the basis of quality,
experience. Changes in customer preference away from Proof Bar + Incubator's core business or the
against the with other competitors could negatively affect Proof Bar + Incubator's financial performa

Reliance on Management

As a securities holder, you will not be able to participate in Proof Bar + Incubator's management or v
decisions regarding Proof Bar + Incubator. Furthermore, if the founders or other key personnel of Pro
Proof Bar + Incubator or become unable to work, Proof Bar + Incubator (and your investment) could

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumptio
other various assumptions regarding operations. The validity and accuracy of these assumptions wil
over which Proof Bar + Incubator and the key persons will have no control. Changes in assumptions
significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome
projected outcomes. Consequently, there can be no assurance that the actual operating results will
herein. Additionally, Proof Bar + Incubator is a newly established entity and therefore has no operati
be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 1
after that one-year period, a host of Federal and State securities laws may limit or restrict your abilit
are permitted to sell, you will likely have difficulty finding a buyer because there will be no establishe
should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Title III does not require us to provide you with all the information that would be required in some oth as a public offering of shares (for example, publicly-traded firms must generally provide investors wi statements that have been audited by an independent accounting firm). Although Title III does requi that you would make a different decision if you had more information.

Lack of Ongoing Information

Proof Bar + Incubator will be required to provide some information to investors for at least 12 months information is far more limited than the information that would be required of a publicly-reporting co allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Proof Bar + Incubator will carry some insurance, Proof Bar + Incubator may not carry enoug risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible t reasonable cost. Therefore, Proof Bar + Incubator could incur an uninsured loss that could damage i

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws laws, antitrust laws, and health care laws, could negatively affect Proof Bar + Incubator's financial pe operate. Specifically, any additional regulation on the industry could significantly negatively affect th

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Proof Bar + Incubator's management will coincide: to be as successful as possible. However, your interests might be in conflict in other important areas Proof Bar + Incubator to act conservative to make sure they are best equipped to repay the Note ob might prefer to spend aggressively to invest in the business. You would like to keep the compensatio want to make as much as they can.

Future Investors Might Have Superior Rights

If Proof Bar + Incubator needs more capital in the future and takes on additional debt or other sourc might have rights superior to yours. For example, they might have the right to be paid before you are have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities E

Any company whose securities are listed on a national stock exchange (for example, the New York S of rules about corporate governance that are intended to protect investors. For example, the major U

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any c

Subordination

The Notes shall be subordinated to all indebtedness of Proof Bar + Incubator to banks, commercial f financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for Instead, a representative will be appointed according to the procedures set forth in the Note Indentu the representative, or that the representative will do things you believe are wrong or misguided. If an representative has been appointed, all of the representative's reasonable expenses must be paid be with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or con ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations

Limited Operating History

Proof Bar + Incubator is a newly established entity and has no history for prospective investors to co

This information is provided by Proof Bar + Incubator. Mainvest never predicts or projects performan this information. For additional information, review the official Form C filing with the Securities and E website.
This is a preview. It will become public when you start accepting investment.
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